Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

March 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Dillon Hagius

Re:	Applied Molecular Transport Inc.
Registration Statement on Form S-1
(File No. 333-254822)

Acceleration Request
Requested Date: Wednesday, March 31, 2021
Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied Molecular Transport Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-254822) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Coke at (650) 565-3596.

[Signature Page Follows]

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES         NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE         SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Applied Molecular Transport Inc.

March 29, 2021

Sincerely,

APPLIED MOLECULAR TRANSPORT INC.

/s/ Tahir Mahmood
Tahir Mahmood, Ph.D.
Co-Founder and Chief Executive Officer

[Signature Page to Acceleration Request]